Calculation of Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Debt Securities	$21,927,660	$2,824.28

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-180289

 (To Prospectus dated March 22, 2012, Prospectus

Supplement dated March 22, 2012 and Product

Supplement EQUITY INDICES MITTS-1 dated

October 1, 2013)

2,192,766 Units	Pricing Date	May 29, 2014
$10 principal amount per unit	Settlement Date	June 5, 2014
CUSIP No. 40434C659	Maturity Date	May 28, 2021

Market Index Target-Term Securities® Linked to the Dow Jones Industrial AverageSM

▪	Maturity of approximately seven years

▪	100% participation in increases in the Index, subject to a capped return of 73.60%

▪	If the Index decreases, payment at maturity will be the principal amount

▪	All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.

▪	No interest payments

▪	No listing on any securities exchange

The notes are being issued by HSBC USA Inc. (“HSBC”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See “Risk Factors” beginning on page TS-6 of this term sheet and beginning on page PS-6 of product supplement EQUITY INDICES MITTS-1.

The estimated initial value of the notes on the pricing date is $9.53 per unit, which is less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on page TS-2 and “Risk Factors” beginning on page TS-6 of this term sheet for additional information.

_________________________

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)	$ 10.00	$ 21,927,660.00
Underwriting discount(1)	$ 0.25	$ 548,191.50
Proceeds, before expenses, to HSBC	$ 9.75	$ 21,379,468.50

(1)  See as well “Supplement to the Plan of Distribution.”

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

May 29, 2014

Market Index Target-Term Securities® Linked to the Dow Jones Industrial AverageSM, due May 28, 2021

Summary

The Market Index Target-Term Securities® Linked to the Dow Jones Industrial AverageSM, due May 28, 2021 (the “notes”) are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including the repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due. The notes provide you with 100% participation in increases in the Market Measure, which is the Dow Jones Industrial AverageSM (the “Index”), subject to a cap. If the Index decreases, you will only receive the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on our credit risk and the performance of the Index. See “Terms of the Notes” below.

The estimated initial value of the notes is less than the price you pay to purchase the notes. The estimated initial value was determined by reference to our or our affiliates’ internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, reduced the economic terms of the notes (including the Capped Value).

Terms of the Notes		Redemption Amount Determination
Issuer:	HSBC USA Inc. (“HSBC”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately seven years
Market Measure:	Dow Jones Industrial AverageSM (Bloomberg symbol: “INDU”), a price return index.
Starting Value:	16,698.74
Ending Value:	The average of the closing levels of the Index on each scheduled calculation day occurring during the Maturity Valuation Period. The calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-17 of product supplement EQUITY INDICES MITTS-1.
Base Value:	$10.00 per unit
Minimum Redemption Amount:	$10.00 per unit. If you sell your notes before the maturity date, you may receive less than the Minimum Redemption Amount per unit.
Participation Rate:	100%
Capped Value:	$17.36 per unit of the notes, which represents a return of 73.60% over the principal amount.
Maturity Valuation Period:	May 19, 2021, May 20, 2021, May 21, 2021, May 24, 2021, and May 25, 2021
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.25 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-10.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and HSBC, acting jointly.

Market Index Target-Term Securities®	TS-2

Market Index Target-Term Securities® Linked to the Dow Jones Industrial AverageSM, due May 28, 2021

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

▪	Product supplement EQUITY INDICES MITTS-1 dated October 1, 2013 : http://www.sec.gov/Archives/edgar/data/83246/000114420413053186/v356340_424b5.htm

▪	Prospectus supplement dated March 22, 2012: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▪	Prospectus dated March 22, 2012: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Our Central Index Key, or CIK, on the SEC Website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES MITTS-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪     You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

▪     You accept that the return on the notes will be zero if the Index does not increase from the Starting Value to the Ending Value.

▪     You accept that the return on the notes, if any, will be capped.

▪     You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪     You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪     You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

▪     You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪     You believe that the Index will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪     You seek a guaranteed return beyond the Minimum Redemption Amount.

▪     You seek an uncapped return on your investment.

▪     You seek interest payments or other current income on your investment.

▪     You want to receive dividends or other distributions paid on the stocks included in the Index.

▪     You seek an investment for which there will be a liquid secondary market.

▪     You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Market Index Target-Term Securities®	TS-3

Market Index Target-Term Securities® Linked to the Dow Jones Industrial AverageSM, due May 28, 2021

Hypothetical Payout Profile and Examples of

Payments at Maturity

Market Index Target-Term Securities®

This graph reflects the returns on the notes, based on the Participation Rate of 100%, the Minimum Redemption Amount of $10.00 and the Capped Value of $17.36. The blue line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, the Participation Rate of 100%, the Minimum Redemption Amount of $10.00 per unit, the Capped Value of $17.36 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Index, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
70.00	-30.00%	$10.00	0.00%
80.00	-20.00%	$10.00	0.00%
90.00	-10.00%	$10.00	0.00%
95.00	-5.00%	$10.00	0.00%
100.00(1)	0.00%	$10.00(2)	0.00%
105.00	5.00%	$10.50	5.00%
110.00	10.00%	$11.00	10.00%
120.00	20.00%	$12.00	20.00%
130.00	30.00%	$13.00	30.00%
140.00	40.00%	$14.00	40.00%
150.00	50.00%	$15.00	50.00%
160.00	60.00%	$16.00	60.00%
170.00	70.00%	$17.00	70.00%
173.60	73.60%	$17.36(3)	73.60%
180.00	80.00%	$17.36	73.60%
190.00	90.00%	$17.36	73.60%
200.00	100.00%	$17.36	73.60%

(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 16,698.74, which was the closing level of the Index on the pricing date.

(2)	The Redemption Amount per unit will not be less than the Minimum Redemption Amount.

(3)	The Redemption Amount per unit cannot exceed the Capped Value.

Market Index Target-Term Securities®	TS-4

Market Index Target-Term Securities® Linked to the Dow Jones Industrial AverageSM, due May 28, 2021

Redemption Amount Calculation Examples

Example 1
The Ending Value is 90, or 90% of the Starting Value:
Starting Value: 100
Ending Value: 90

= $9.00 Redemption Amount per unit, however, because the Redemption Amount for the notes cannot be less than the Minimum Redemption Amount, the Redemption Amount will be $10.00 per unit.

Example 2
The Ending Value is 140, or 140% of the Starting Value:
Starting Value: 100
Ending Value: 140

= $14.00 Redemption Amount per unit

Example 3
The Ending Value is 200, or 200% of the Starting Value:
Starting Value: 100
Ending Value: 200

= $20.00 Redemption Amount per unit, however because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $17.36 per unit.

Market Index Target-Term Securities®	TS-5

Market Index Target-Term Securities® Linked to the Dow Jones Industrial AverageSM, due May 28, 2021

Risk Factors

We urge you to read the section “Risk Factors” in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review “Risk Factors” in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section “— Risks Relating to All Note Issuances.”

▪	Depending on the performance of the Index as measured shortly before the maturity date, you may not receive a return on your investment.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Index.

▪	The estimated initial value of the notes is less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We determined the estimated initial value by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value reflects our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

▪	Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

▪	The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-10 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

▪	The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Market Measure and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

▪	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by issuers of those securities.

▪	While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index and are not responsible for any disclosure made by any other company.

Market Index Target-Term Securities®	TS-6

Market Index Target-Term Securities® Linked to the Dow Jones Industrial AverageSM, due May 28, 2021

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	You should consider the U.S. federal income tax consequences of investing in the notes. See “Material U.S. Federal Income Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-28 of product supplement EQUITY INDICES MITTS-1.

Market Index Target-Term Securities®	TS-7

Market Index Target-Term Securities® Linked to the Dow Jones Industrial AverageSM, due May 28, 2021

The Index

We have derived all information relating to the Dow Jones Industrial AverageSM (the “Index”), including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Dow Jones & Company, Inc. (“Dow Jones”). Dow Jones is under no obligation to continue to publish, and may discontinue or suspend the publication of the Index at any time.

On March 18, 2010, CME Group Inc. and Dow Jones announced the launch of a new joint venture company, CME Group Index Services LLC (“CME Group”). CME Group Inc. has a 90% ownership interest and Dow Jones has a 10% ownership interest in CME Group, which continues to do business as Dow Jones Indexes and includes the Dow Jones Industrial Average.

Dow Jones Publishes the Index

The Index is a price-weighted index of 30 blue-chip stocks that represent nine economic sectors including financials, technology, consumer goods, industrials, telecommunications, consumer services, oil & gas, basic materials and health care.

According to Dow Jones, the composition of the Index is determined by the Averages Committee, comprised of the managing editor of The Wall Street Journal, the head of Dow Jones Indexes research and the head of CME Group Inc. research. There are no pre-determined criteria except that components should be established U.S. companies that are leaders in their respective industries. In selecting a company’s stock to be included in the Index, the editors look for a leading industrial company with a successful history of growth and a wide interest among investors. Maintaining adequate sector representation within the Index is also a consideration in the selection process. The inclusion of any particular company in the Index does not constitute a prediction as to the company’s future results of operations or stock market performance. Unlike most other indices, which are reconstituted according to a fixed review schedule, constituents of the Index are reviewed on an as-needed basis. For the sake of continuity, changes to the composition of the Index are rare, and generally occur only after corporate acquisitions or other dramatic shifts in a component’s core business. When such an event necessitates that one component be replaced, the entire Index is reviewed by the managing editor of The Wall Street Journal, the head of Dow Jones Indexes research, and the head of CME Group research. As a result, multiple component changes are often implemented simultaneously.

The Index does not reflect the payment of dividends on the stocks included in the Index.

Computation of the Index

The Index is a price-weighted index rather than market capitalization-weighted index. In essence, the Index consists of one share of each of the 30 stocks included in the Index. Thus, the weightings of the components of the Index are affected only by changes in their prices, while the weightings of stocks in other indices are affected by price changes and changes in shares outstanding.

The Index is calculated by adding up the prices of the 30 constituent stocks and dividing the total by a divisor. The divisor is adjusted to ensure the continuity of the Index. The divisor is now designed to keep the Index constant through events such as spin-offs, stock splits, stock dividends and other corporate actions, as well as additions to and deletions from the Index. Accordingly, the divisor is no longer equal to the number of components in the Index.

The formula for calculating a divisor change is as follows:

D t+1 =D t * Σ C a t / Σ C t

Where:

Dt+1 is the divisor to be effective on trading session t+1

Dt is the divisor on trading session t

Ca t is the components’ adjusted closing prices for stock dividends, splits, spin-offs and other applicable corporate actions on trading session t

Ct is the components’ closing prices on trading session t

While Dow Jones currently employs the above methodology to calculate the Index, no assurance can be given that Dow Jones will not modify or change this methodology in a manner that may affect the performance of the Index.

Market Index Target-Term Securities®	TS-8

Market Index Target-Term Securities® Linked to the Dow Jones Industrial AverageSM, due May 28, 2021

The following graph shows the monthly historical performance of the Index in the period from January 2008 through April 2014. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 16,698.74.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

HSBC or one of its affiliates has entered into a nonexclusive license agreement providing for the license to HSBC or to one of its affiliates, in exchange for a fee, of the right to use indices owned and published by Dow Jones in connection with certain securities and certificates of deposit, including the notes. The license agreement requires this term sheet to state as follows:

The notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Dow Jones Industrial AverageSM to track general stock market performance. Dow Jones’s only relationship to HSBC (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of Dow Jones and of the Dow Jones Industrial AverageSM which is determined, composed and calculated by Dow Jones without regard to HSBC or the notes. Dow Jones has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the Dow Jones Industrial AverageSM. Dow Jones is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the notes.

Market Index Target-Term Securities®	TS-9

Market Index Target-Term Securities® Linked to the Dow Jones Industrial AverageSM, due May 28, 2021

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes, and the issuer’s creditworthiness. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer’s creditworthiness, interest rate movements, the volatility of the Index, the tenor of the note and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to MITTS” beginning on page PS-6 and “Use of Proceeds” on page PS-15 of product supplement EQUITY INDICES MITTS-1.

Market Index Target-Term Securities®	TS-10

Market Index Target-Term Securities® Linked to the Dow Jones Industrial AverageSM, due May 28, 2021

Material U.S. Federal Income Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪	We intend to take the position that the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment.

▪	Under this characterization and tax treatment of the notes, a U.S. holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule” with respect to a note without regard to cash, if any, received on the notes.

▪	The following table is based upon a projected payment schedule (including a projection for tax purposes of the Redemption Amount) and a comparable yield equal to 2.95% per annum (compounded annually) that we established for the notes. The table reflects the expected issuance of the notes on June 5, 2014 and the scheduled maturity date of May 28, 2021. This tax accrual table is based upon a projected payment schedule per $10.0000 principal amount of the notes, which would consist of a single payment of $12.2505 at maturity. This information is provided solely for tax purposes and we make no representations or predictions as to what the actual Redemption Amount will be.

Accrual Period	Interest Deemed to Accrue on the Notes During Accrual Period per Unit	Total Interest Deemed to Have Accrued on the Notes as of End of Accrual Period per Unit
June 5, 2014 to December 31, 2014	$0.1688	$0.1688
January 1, 2015 to December 31, 2015	$0.2998	$0.4687
January 1, 2016 to December 31, 2016	$0.3087	$0.7773
January 1, 2017 to December 31, 2017	$0.3178	$1.0951
January 1, 2018 to December 31, 2018	$0.3271	$1.4222
January 1, 2019 to December 31, 2019	$0.3368	$1.7590
January 1, 2020 to December 31, 2020	$0.3467	$2.1057
January 1, 2021 to May 28, 2021	$0.1447	$2.2505

Projected Redemption Amount = $12.2505 per unit of the notes.

▪	Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the notes. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

▪	Under newly proposed Treasury regulations, a “dividend equivalent” payment (as discussed in the product supplement) includes payments (including deemed payments) that are contingent upon or determined by reference to actual or estimated U.S. source dividends with respect to certain equity-linked instruments, whether explicitly stated or implicitly taken into account in computing one or more of the terms of such instrument. If enacted in their current form, the regulations will impose a withholding tax on payments made on the notes on or after January 1, 2016 that are treated as dividend equivalents. However, the Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the Federal Register of final regulations addressing dividend equivalent withholding.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-28 of product supplement EQUITY INDICES MITTS-1.

Market Index Target-Term Securities®	TS-11

Market Index Target-Term Securities® Linked to the Dow Jones Industrial AverageSM, due May 28, 2021

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the notes offered by this term sheet have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel’s reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer’s Current Report on Form 8-K dated July 27, 2012.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

"Market Index Target-Term Securities®” and “MITTS®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Market Index Target-Term Securities®	TS-12